82-616

Summary of Consolidated Financial Results

for the 1st Quarter of FY2004

(April 1, 2004 - June 30, 2004)

**This document is an English translation of a statement written initially in Japanese.*
The original in Japanese should be considered the primary version.

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.

These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

Marubeni
CORPORATION
(TSE Code: 8002)

8/24

August 5, 2004

Summary of Consolidated Financial Statements for 1st Quarter FY2004 (US GAAP basis)

Company name : Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Head Office: Tokyo
Representative: KATSUMATA, Nobuo President and CEO, Member of the Board
Enquiries : (Tokyo) Name HASHIMOTO, Takashi TEL(03)3282-4803
Title General Manager, Media Relations Sec.
Corporate Communications Dept.
Adoption of US GAAP : YES

1. Items regarding preparation for the summary of the Quarterly Results

1) Adoption of simplified accounting procedures: None
2) Changes in accounting policies from the latest consolidated fiscal year: None
3) Increase/decrease of consolidated subsidiaries and affiliated companies accounted for by equity method: Yes
Subsidiaries (Newly included) 14 (Excluded) 2 Affiliated companies (Newly included) 12 (Excluded) 3

The number of subsidiaries and affiliated companies by equity method

	June 30, 2004	March 31,2004
Subsidiaries	360	348
Affiliated companies	163	154

2. Consolidated financial results for 1st Quarter FY2004 (April 1, 2004 - June 30, 2004)

(1)Consolidated statements of income

	Total volume of trading transactions		Net operating profit		Income before taxes & equity in earnings		Net income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
1st Quarter FY2004	1,699,178	-4.7	18,836	21.6	19,863	40.1	15,689	47.9
1st Quarter FY2003	1,783,105	-8.0	15,496	-10.8	14,182	-38.9	10,611	4.9
(Ref.) FY2003	7,905,640		78,624		58,900		34,565	

(Note) [1] The results of the 1st quarter are not audited by independent auditors.
[2] The ratio of total volume of trading transactions, net operating profit, income before taxes and equity in earnings, and net income represents the changes from the previous same period.
[3] For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries ("the Companies") act as principal and those in which the Companies act as agent.
[4] The results for the 1st Quarter FY2003 is partly restated in order to be matched with the results for the 1st Quarter FY2004.

<Qualitative information concerning the progress of operating results>

Total volume of trading transactions for the 1st quarter decreased by 4.7 % from the same period of the previous year, to 1,699.2 billion yen, mainly in Energy, Plant & Ship, Development & Construction, notwithstanding the increase in Agri-Marine products and Metals & Mineral resources.
Operating profit increased by 21.6% compared to the same period of the previous year, to 18.8 billion yen, due to an increase in gross trading profit in Agri-Marine products and Energy, notwithstanding an increase in SG&A expenses and Provision for doubtful accounts.
Income before income taxes and equity in earnings (losses) increased by 40.1% from the same period of the previous year, to 19.9 billion yen, due to increase in operating profit and gains from sales of marketable securities.
Net income increased 47.9% compared to the same period of the previous year, to 15.7 billion yen.

(2) Financial conditions (Consolidated) (millions of yen)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio
	(millions of yen)	(millions of yen)	(%)
June 30, 2004	4,125,347	406,617	9.9
March 31, 2004	4,254,194	392,982	9.2

<Qualitative information concerning the change of financial conditions (consolidated)>

Total assets was 4,125.3 billion yen, decreasing by 128.8 billion yen, or 3.0% from end of March 2004, mainly due to decrease in cash and cash equivalents. Net interest bearing debt increased by 31.3 billion yen, or 1.6%, to 2,000.6 billion yen, due to newly consolidated subsidiaries.
Shareholders' equity increased by 13.6 billion yen, or 3.5 % compared to the same period of the previous year, to 406.6 billion yen, mainly due to increase in Net income.

(Reference) **Forecast of consolidated financial results for FY2004 (April 1, 2004 - March 31, 2005)**

The results for the 1st Quarter of FY2004 exceeded the estimate, mainly due to solid market prices of various commodities. Prospect of consolidated financial results for FY2004 is, however, unchanged from that in the announcement on May 10, 2004, because uncertainty in commodity markets, foreign exchange and interest rates, and stock prices may affect our future business.

Marubeni Corporation

Consolidated Statements of Operations

	Millions of yen				
	1st Quarter				***Reference***
	FY2004	FY2003	Variance	Ratio	Yearly results for FY2003
Revenues:					
Revenues from trading and other activities	¥ **618,489**	¥ 566,705	¥ 51,784	9.1 %	**¥ 2,624,011**
Commissions on services and trading margins	**42,484**	34,755	7,729	22.2 %	150,158
Total	**660,973**	601,460	59,513	9.9 %	2,774,169
Cost of revenues from trading and other activities	**- 560,464**	- 510,580	- 49,884	9.8 %	2,364,708
Gross trading profit	**100,509**	90,880	9,629	10.6 %	409,461
Expenses and other:					
Selling, general and administrative expenses	**- 81,208**	- 77,982	- 3,226	4.1 %	**- 330,032**
Provision for doubtful accounts	**- 465**	2,598	- 3,063	-	**- 805**
Interest income	**4,249**	4,760	- 511	- 10.7 %	**20,361**
Interest expense	**- 10,798**	- 10,724	- 74	0.7 %	**- 43,835**
Dividends received	**2,350**	2,237	113	5.1 %	**7,198**
Impairment loss on investment securities	**- 29**	- 29	0	0.0 %	**- 10,451**
Gain on sales of investment securities	**4,092**	1,935	2,157	111.5 %	**26,528**
Gain (loss) on property and equipment	**154**	287	- 133	- 46.3 %	**- 1,555**
Other – net	**1,009**	220	789	358.6 %	**- 17,970**
Total	**- 80,646**	- 76,698	- 3,948	5.1 %	**- 350,561**
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies and minority interest in consolidated subsidiaries	**19,863**	14,182	5,681	40.1 %	**58,900**
Provision for income taxes	**- 10,042**	- 7,202	- 2,840	39.4 %	**- 35,618**
Income (loss) before equity in earnings (losses) of affiliated companies and minority interests in consolidated subsidiaries	**9,821**	6,980	2,841	40.7 %	23,282
Minority interests in consolidated subsidiaries	**- 615**	- 460	- 155	33.7 %	- 2,988
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**6,483**	4,091	2,392	58.5 %	14,271
Net income (loss)	¥ **15,689**	¥ 10,611	¥ 5,078	47.9 %	¥ 34,565
Total volume of trading transactions (Based on Japanese accounting practice)	**¥ 1,699,178**	¥ 1,783,105	¥ - 83,927	- 4.7%	¥ 7,905,640
Operating profit (Based on Japanese accounting practice)	**18,836**	15,496	3,340	21.6%	78,624

(Note 1) These financial statements are not audited by independent public accountants.

(Note 2) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(Note 3) Starting from the 1st Quarter of FY2004, items in the quarterly financial statements are presented in accordance with US accounting customs and practice. Minority interests in consolidated subsidiaries, which was contained in Other-net, has been independently presented below Equity in earnings of affiliated companies-net (after income tax effects) since FY2003. Certain reclassifications have been made in the financial statements for the 1st Quarter of FY2003 in order to conform to the presentation for the 1st Quarter FY2004 financial statements.

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	At the end of		
	June 2004	March 2004	Variance
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 361,685**	¥ 485,484	**¥ - 123,799**
Investment securities	**8,281**	9,445	**- 1,164**
Notes and accounts receivable - trade (less provision for doubtful accounts)	**914,016**	942,214	**- 28,198**
Inventories	**397,512**	398,617	**- 1,105**
Other current assets	**242,906**	244,204	**- 1,298**
Total current assets	**1,924,400**	2,079,964	**- 155,564**
Investments and long-term receivables:			
Investments	**1,109,319**	1,079,686	**29,633**
Long-term receivables (less provision for doubtful accounts)	**233,007**	206,184	**26,823**
Total investments and long-term receivables	**1,342,326**	1,285,870	**56,456**
Property and equipment, at cost	**491,539**	484,985	**6,554**
Other assets	**367,082**	403,375	**- 36,293**
Total assets	**¥ 4,125,347**	¥ 4,254,194	**¥ -128,847**

Marubeni Corporation

Consolidated Balance Sheets (Continued)

	Millions of yen		
	At the end of		
	June 2004	March 2004	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans and current portion of long-term debt	**¥ 739,007**	¥ 803,551	**¥ - 64,544**
Notes and accounts payable-trade	**843,164**	878,081	**- 34,917**
Other current liabilities	**281,357**	283,186	**- 1,829**
Total current liabilities	**1,863,528**	1,964,818	**- 101,290**
Long-term debt, less current portion	**1,790,201**	1,822,473	**- 32,272**
Other liabilities	**23,331**	32,322	**- 8,991**
Minority interests in consolidated subsidiaries	**41,670**	41,599	**71**
Shareholders' equity:			
Common stock	**231,789**	231,789	**-**
Additional paid-in capital	**125,430**	125,430	**-**
Retained earnings	**105,637**	94,870	**10,767**
Accumulated other comprehensive loss:			
Net unrealized gains (losses) on investment securities, net of reclassification	**39,315**	34,927	**4,388**
Currency translation adjustments, net of reclassification, others	**- 95,461**	- 93,952	**- 1,509**
Accumulated other comprehensive loss - total	**- 56,146**	- 59,025	**2,879**
Treasury stock	**- 93**	- 82	**- 11**
Total shareholders' equity	**406,617**	392,982	**13,635**
Total liabilities and shareholders' equity	**¥ 4,125,347**	¥ 4,254,194	**¥ - 128,847**

(Note 1) These financial statements are not audited by independent public accountants.
(Note 2) These financial statements are based on US GAAP.
(Note 3) Comprehensive income for the period is 18,568 million yen.

Segment Information

◆ *1st Quarter of FY2004 (April 1, 2004-June 30, 2004)*

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 244,933	¥ 75,033	¥ 189,425	¥ 145,306	¥ 394,366
Gross trading profit	¥ 17,953	¥ 5,475	¥ 10,852	¥ 6,245	¥ 10,463
Operating profit (loss)	¥ 2,550	¥ 521	¥ 3,277	¥ 1,205	¥ 5,965
Segment net income (loss)	¥ 1,607	¥ 476	¥ 1,570	¥ 1,282	¥ 3,287
Segment assets (as of June 30, 2004)	¥ 417,226	¥ 120,581	¥ 314,942	¥ 166,041	¥ 298,985

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 146,540	¥ 161,015	¥ 33,387	¥ 85,566	¥ 19,614
Gross trading profit	¥ 3,315	¥ 13,935	¥ 4,346	¥ 3,479	¥ 4,048
Operating profit (loss)	¥ 1,270	¥ 2,190	¥ 360	¥ 1,222	¥ 21
Segment net income (loss)	¥ 2,118	¥ 688	¥ 1,330	¥ 1,904	¥ - 957
Segment assets (as of June 30, 2004)	¥ 183,148	¥ 303,442	¥ 416,369	¥ 386,995	¥ 325,494

	Finance & Logistics	Telecom & Information	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 5,167	¥ 38,711	¥ 31,648	¥ 252,187	¥ - 123,720	¥ 1,699,178
Gross trading profit	¥ 1,557	¥ 5,245	¥ 1,104	¥ 14,225	¥ - 1,733	¥ 100,509
Operating profit (loss)	¥ - 117	¥ -1,499	¥ 232	¥ 398	¥ 1,241	¥ 18,836
Segment net income (loss)	¥ 993	¥ -878	¥ 177	¥ 386	¥ 1,706	¥ 15,689
Segment assets (as of June 30, 2004)	¥ 125,123	¥ 142,120	¥ 58,760	¥ 450,783	¥ 415,338	¥ 4,125,347

◆ *1st Quarter of FY2003 (April 1, 2003-June 30, 2003)*

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 190,092	¥ 77,074	¥ 184,165	¥ 131,656	¥ 510,329
Gross trading profit	¥ 13,025	¥ 5,404	¥ 9,424	¥ 6,305	¥ 6,811
Operating profit (loss)	¥ 2,425	¥ 942	¥ 1,928	¥ 1,482	¥ 2,120
Segment net income (loss)	¥ 1,996	¥ 420	¥ 1,504	¥ 1,193	¥ 1,551
Segment assets (as of March 31, 2004)	¥ 417,735	¥ 127,045	¥ 315,720	¥ 147,118	¥ 319,584

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 117,233	¥ 162,362	¥ 38,495	¥ 117,964	¥ 34,365
Gross trading profit	¥ 3,296	¥ 14,199	¥ 2,802	¥ 2,710	¥ 5,679
Operating profit (loss)	¥ 1,425	¥ 1,595	¥ - 752	¥ 2,302	¥ 1,192
Segment net income (loss)	¥ 1,393	¥ 987	¥ 2,764	¥ - 226	¥ - 108
Segment assets (as of March 31, 2004)	¥ 180,257	¥ 306,718	¥ 409,193	¥ 343,070	¥ 330,506

	Finance & Logistics	Telecom & Information	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 4,765	¥ 36,553	¥ 34,960	¥ 250,239	¥ - 107,147	¥ 1,783,105
Gross trading profit	¥ 1,305	¥ 5,087	¥ 1,083	¥ 14,663	¥ - 913	¥ 90,880
Operating profit (loss)	¥ - 267	¥ -1,753	¥ 94	¥ - 116	¥ 2,879	¥ 15,496
Segment net income (loss)	¥ 699	¥ -1,822	¥ 85	¥ 857	¥ - 682	¥ 10,611
Segment assets (as of March 31, 2004)	¥ 144,432	¥ 144,195	¥ 60,625	¥ 439,013	¥ 568,983	¥ 4,254,194

◆ *Variance*

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 54,841	¥ - 2,041	¥ 5,260	¥ 13,650	¥ - 115,963
Gross trading profit	¥ 4,928	¥ 71	¥ 1,428	¥ - 60	¥ 3,652
Operating profit (loss)	¥ 125	¥ - 421	¥ 1,349	¥ - 277	¥ 3,845
Segment net income (loss)	¥ - 389	¥ 56	¥ 66	¥ 89	¥ 1,736
Segment assets	¥ - 509	¥ - 6,464	¥ - 778	¥ 18,923	¥ - 20,599

	Metals & Mineral resources	Transportation & Industrial machinery	Utility & Infrastructure	Plant & Ship	Development & Construction
Total volume of trading transactions	¥ 29,307	¥ -1,347	¥ - 5,108	¥ - 32,398	¥ - 14,751
Gross trading profit	¥ 19	¥ - 264	¥ 1,544	¥ 769	¥ - 1,631
Operating profit (loss)	¥ - 155	¥ 595	¥ 1,112	¥ - 1,080	¥ - 1,171
Segment net income (loss)	¥ 725	¥ - 299	¥ - 1,434	¥ 2,130	¥ - 849
Segment assets	¥ 2,891	¥ - 3,276	¥ 7,176	¥ 43,925	¥ - 5,012

	Finance &Logistics	Telecom & Information	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 402	¥ 2,158	¥ - 3,312	¥ 1,948	¥ - 16,573	¥ - 83,927
Gross trading profit	¥ 252	¥ 158	¥ 21	¥ - 438	¥ - 820	¥ 9,629
Operating profit (loss)	¥ 150	¥ 254	¥ 138	¥ 514	¥ - 1,638	¥ 3,340
Segment net income (loss)	¥ 294	¥ 944	¥ 92	¥ - 471	¥ 2,388	¥ 5,078
Segment assets	¥ - 19,309	¥ - 2,075	¥ - 1,865	¥ 11,770	¥ - 153,645	¥ - 128,847

(Note 1) The above operating segment information is not audited by independent public accountants.

(Note 2) The profit and loss by segment are booked in accordance with the accounting principles generally accepted in Japan. The differences in accounting principles generally accepted in Japan and those in the United States of America are included in Corporate and elimination. The consolidated Total volume of trading transactions and operating profit (loss) are presented in accordance with Japanese accounting customs and practice for Japanese investors' convenience.

(Note 3) Inter-segment transactions are generally priced in accordance with the prevailing market prices.

Marubeni Corporation applies for delisting its shares from Frankfurt , and Düsseldorf Stock Exchange

Marubeni Corporation
August 20, 2004

Marubeni Corporation ("the Company") resolved today at the meeting of its Board of Directors to apply to two German stock exchanges of Frankfurt and Düsseldorf for the delisting of the shares which are listed in the form of Global Bearer Certificates (GBC / "shares").

1. The reason for the delisting

   The trading volume of the Company's shares on each of these two stock exchanges is very low. The Company notes that the delistings would cause no substantial inconvenience to the Company's shareholders and investors, because the Company's shares will continue to be listed on Tokyo Stock Exchange, Osaka Stock Exchange, Nagoya Stock Exchange, Sapporo Stock Exchange, and Fukuoka Stock Exchange.

2. Delisting Schedule

   The applications for the delisting from these two stock exchanges will be submitted by the end of September, 2004. The Company expects to complete the delisting process by the end of March, 2005.

Marubeni Corporation to become the exclusive sales agent for Home Therapy Portable Liquid Oxygen in Japan

Marubeni Corporation

April 28, 2004

The Business Incubation Department of Marubeni Corporation has entered into an agreement with Penox Technologies, Inc., a US company manufacturing and selling respiratory supplies, to become the exclusive sales agent of Penox's liquid oxygen product in Japan.

<Home Therapy Market in Japan>

The needs for therapy at home are rapidly growing in order to reduce the nation's huge medical fees. Home oxygen therapy, which was granted medical reimbursements earlier than other home therapies, has grown especially and the number of patients recently surpassed one hundred thousand.

There are two components to the hardware used in home oxygen therapy, an oxygen concentrator and a liquid oxygen reservoir, both with portable units for outdoor use.

Until recently the use of liquid oxygen systems has been limited due to a lower level of medical reimbursement relative to oxygen concentrators. In addition, high pressure gas regulation restricts the refilling of gas at the patient's home, and therefore, the service provider has to take home the empty reservoir each time which creates delivery problems. However, since there are several significant advantages offered by Penox's unique and proprietary system, including no noise or vibrations, power-savings, and the delivery of 100% pure oxygen to the patient with no adverse tastes or smells, the growth in the number of users of liquid oxygen systems is expected to be fast.

<Characteristics>

Penox has developed the newest ultra-lightweight portable liquid oxygen unit named "Escort" and its sales are rapidly growing in the US. The characteristics of this product are as follows: very compact and lightweight; equipped with an advanced electronic pulsing unit which reliably and precisely delivers 16.5CC of oxygen per breath to ensure proper patient therapy; designed to last up to 8 hours on a single fill; easy switchover to continuous flow mode; and a capacity of 6Lpm. These features extend the patient's ability to stay outdoors for longer periods than existing systems offering a significant improvement to the user's quality of life.

After receiving permission from the Ministry of Health, Labor and Welfare, Marubeni Corporation will launch sales of this product. Marubeni Corporation expects Penox's liquid oxygen product to generate a billion dollars in Japanese sales within the next few years.

Marubeni Corporation and Penox Technologies, Inc., expect to strengthen their alliance further by working together in additional areas of the home-based healthcare market in the future.

<Marubeni Business Incubation Dept.'s Strategy>

The Business Incubation Department was established in April 2001 to develop and nurture new business for the future of Marubeni. The Department targets new and promising areas such as biotechnology, nanotechnology and other growth fields that are generating commercial applications for a broad cross-section of industries. For example, in the field of advanced medical and health care applications, the department has established a sole selling joint venture company for Given Imaging's capsule endoscope, and is working together with Nagase Co., Ltd., Iwatani International Corp., and Nichido Fire & Marine Insurance Co. on the home oxygen business.

The Business Incubation Department will continue to emphasize home medical treatment as a highly significant growth area and is working to introduce additional promising technologies to Japan, including a home dialysis system, a non-invasive device to measure blood glucose levels, and a range of diagnostic technologies for the treatment of sleep apnea.

<Penox Technologies, Inc.>
Chairman: Sidney Guller
Head office: St. Louis, Missouri, USA
Incorporated: early 80's

Penox Technologies, Inc. is a member of The Respiratory Group or TRG, which is the only distributor/manufacturer offering all 3 modalities of oxygen delivery: Compressed Gas Cylinders, Liquid Oxygen Systems and Oxygen Concentrators. (www.respiratorygroup.com)

Marubeni Corporation obtains convertible note of MediVas and becomes the exclusive sales agent in Japan

Marubeni Corporation

June 9, 2004

Marubeni Corporation has entered into an agreement with MediVas, LLC, a US company developing and manufacturing pharmaceutical grade polymer for drug-eluting stents, to obtain $5 million worth of convertible notes. As part of this agreement, Marubeni will become the exclusive licensing and sales agent of MediVas's technology and products in Japan.

MediVas's patented polymer technology is quite different from those that are already in the market. MediVas manufactures bioabsorbable polymer which reduces concerns over the influence that an active drug ingredient might have if left inside the body for a long period of time. Furthermore, because this polymer can be conjugated with the active drug ingredients, it increases the ability to control the sustained release of drugs.

The market of drug-eluting stent is said to account for over half of the stent market in the US and Europe while the world market is about $3 billion. In the future, with the further development and spread of drug-eluting stents, the market of stents in 2005 is estimated to be about $4-5 billion, the majority of which will be drug-eluting stents.

MediVas has signed licensing agreements with major medical device companies such as Guidant Corporation and Boston Scientific Corporation for the use of its polymers for drug eluting stents and other medical applications. MediVas is currently negotiating with other major medical device companies in this field.

Moreover, MediVas will apply its patented technology of coating thin layers of polymer to the whole part of the stent as well as for drug delivery system for wound healing and tissue engineering applicationsand will utilize the polymer technology for site specific drug delivery systems such as nano-particles for diseases such as cancer and auto- immune diseases.

Marubeni Corporation's Business Incubation department, which is in charge of this project, is aiming to enter into new technology fields such as medical devices. In practice, Marubeni's function after investment is to provide all necessary solutions to venture companies to increase their values. Examples of some of the approaches taken for overseas companies are licensing, business development and establishing a joint venture.

By obtaining the convertible note of MediVas, Marubeni will be actively assist MediVas in business development by licensing the technology to, arranging the research collaboration with, and promoting future product sales to the Japanese stent manufacturers and pharmaceuticals.

<About MediVas>

Name : MediVas, LLC
Place : California, USA
Capital : 2,673 thousand US dollar
Established : 1997
Business : Development and manufacture pharmaceutical grade bio-absorbable polymers for drug-eluting stent, drug delivery system

<Drug-eluting stent>

A stent is a medical device constructed of a fine metal wire mesh that is used for treatment of vascular blockages. The stent is implanted to hold open the coronary arteries surrounding the heart. Until now, after treatment by bare stent, coronary arteries re-closed (restenosis) in more than 20%% of all patients.

Drug-eluting stents uses polymer which are saturated with drugs, such as immunosuppressants and anticancer drugs. The stent releases the drug to prevent the artery from narrowing and is widely used in the US and Europe. In Japan, the first drug eluting stent product received approval in March, 2004, and has been introduced to the market.

August 5, 2004
Marubeni Corporation

Financial Results for 1st Quarter FY2004 (US GAAP Basis)

(Unit: billions of yen)

Operating Results	1st quarter FY2003 results	1st quarter FY2004 results	Variance	FY2004 Yearly prospects	Progress
Total volume of trading transactions (*1)	1,783.1	1,699.2	-83.9	7,600.0	22%
Gross trading profit	90.9	100.5	9.6	435.0	23%
Selling, general and administrative expenses	-78.0	-81.2	-3.2	-342.0	24%
Provision for doubtful accounts	2.6	-0.5	-3.1	-8.0	-
Operating profit (*1)	15.5	18.8	3.3	85.0	22%
Interest expense, net of interest income	-6.0	-6.5	-0.6	-28.0	23%
Dividend Income	2.2	2.4	0.1	6.0	39%
Gain (Loss) on investment securities	1.9	4.1	2.2	-12.0 (Gain (Loss) on investment securities, Gain (Loss) on property and equipment, Other-net combined)	-
Gain (Loss) on property and equipment	0.3	0.2	-0.1		
Other-net	0.2	1.0	0.8		
Income (Loss) before income taxes and equity in earnings (losses) and minority interests	14.2	19.9	5.7	51.0	39%
Provision (benefit) for income taxes	-7.2	-10.0	-2.8	-27.0	37%
Minority interests in income (loss) of consolidated subsidiaries (*2)	-0.5	-0.6	-0.2	-3.0	21%
Equity in earnings (losses) of affiliated companies	4.1	6.5	2.4	16.0	41%
Net income (loss)	10.6	15.7	5.1	37.0	42%

(*1) Total volume of trading transactions and Operating profit have been prepared according to accounting principles generally accepted in Japan
(*2) In the 1st quarter FY2003, Minority interests in income of consolidated subsidiaries have been included in Income before income taxes and equity in earnings, however certain reclassifications have been made to conform to the presentation for the 1st quarter FY2004

	1st quarter FY2003 results	1st quarter FY2004 results	Variance
Revenue (*3)	601.5	661.0	59.5

(*3) Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.

	1st quarter FY2003 results	1st quarter FY2004 results	Variance	FY2004 Yearly prospects	Progress
Operating profit excluding restructuring costs (*4)	12.9	19.3	6.4	93.0	21%
Core earnings (*5)	19.2	28.1	8.9	115.0	24%

(*4) Operating profit excluding restructuring costs = Gross trading profit - SGA expenses
(*5) Core earnings = Operating profit excluding restructuring costs + Dividend income ± Equity in earnings of affiliated companies

Financial condition	March 31, 2004	June 30, 2004	Variance	March 31, 2005 Prospects
Total assets	4,254.2	4,125.3	-128.8	4,100.0
(Current assets)	(2,080.0)	(1,924.4)	(- 155.6)	-
(Fixed assets)	(2,174.2)	(2,200.9)	(26.7)	-
Shareholders' equity	393.0	406.6	13.6	425.0
Interest-bearing debt	2,454.8	2,362.3	-92.5	-
Net interest-bearing debt	1,969.3	2,000.6	31.3	2,000.0
D/E ratio (*6)	5.01 times	4.92 times	-0.09 points	approx. 4.7 times

(*6) D/E ratio is calculated based on net interest-bearing debt.

Increase/Decrease of Consolidated Companies	June 30, 2003	June 30, 2004	Variance
No. of profit-making companies	352	374	22
No. of loss-making companies	138	149	11
Total	490	523	33
No. of profit-making companies ratio	71.8%	71.5%	-0.3points

Surplus/Deficit	1st quarter FY2003 results	1st quarter FY2004 Results	Variance
Surplus amount	16.7	19.4	2.7
Deficit amount	-9.0	-7.9	1.1
Total	7.7	11.5	3.8

Outline of Financial Results for the 1st Quarter of FY 2004

◆Major Financial Indicators

	1st Quarter of FY 2003	1st Quarter of FY 2004	Variance
1) Foreign Ex. Rate (YEN/USD)	118.50	109.77	(8.73 yen up)
2) Short-term Prime Rate (Japan)	1.375	1.375	
Long-term Prime Rate (Japan)	1.358	1.744	(0.386% up)

◆Main Items

①Total Volume of Trading Transactions ... 1,699.2 billion yen

This item fell by 83.9 billion yen compared to the previous year's result. Of the decrease, about 48.0 billion yen is due to yen appreciation. The comparison by segment is tabulated below.

Comparison with the previous year's result [unit : billion yen]

Agri-Marine products	+54.8	Due to the mergers of feed grain and distribution subsidiaries, and the consolidations of the new subsidiaries.
Metals & Mineral Resources	+29.3	Due to rise in price of coal/non-ferrous metal
Chemicals	+13.7	Due to rise in price of basic chemical products
Energy	-116.0	Due to the reduction of petroleum related transactions.
Plant & Ship	-32.4	Due to the decline of energy/petrochemical plant and ship related transactions.
Development & Construction	-14.8	Due to the reduction of domestic housing related business of Parent

②Gross Trading Profit ... 100.5 billion yen

This item increased by 9.6 billion yen compared to the previous year

Comparison with the previous year's result [unit : billion yen]

Agri-Marine products	+4.9	Due to the mergers of feed grain and distribution subsidiaries, and the consolidations of the new subsidiaries.
Energy	+3.7	Due to the improvement of profitability in petroleum related transaction and the additional profit from the newly acquired rights in natural resources fields
Utility & Infrastructure	+1.5	Due to the consolidation of the new subsidiaries, e.g. San Roque
Forest Products & General Merchandise	+1.4	Due to the strong performance of the paper related affiliated companies, improvement of profitability of woodchip business, and the increase in building material transactions.
Development & Construction	-1.6	Due to the decrease in sales

③Selling, General and Administration Expenses ... - 81.2 billion yen

This item increased by 3.2 billion yen, mainly due to the newly consolidated subsidiaries, e.g. Nacx Nakamura.

④Provision for Doubtful Accounts ... - 0.5 billion yen

This item increased by 3.1 billion yen compared to the previous year. The increase is mainly due to the absence of large-scale reversal of this item, which was booked in the previous year.

⑤Interest expense, net of interest income ... -6.5 billion yen

This item increased by 0.6 billion yen compared to the previous year, mainly due to the consolidation of the new subsidiaries, e.g. San Roque.

⑥Gain (Loss) on Investment Securities ... 4.1 billion yen

This item improved by 2.2 billion yen compared to the previous year, mainly due to the 2.1 billion yen capital gain by selling Vodafone stocks.

⑦Other Net ... 1.0 billion yen

This item improved by 0.8 billion yen compared to the previous year, mainly due to foreign exchange gain.

⑧Equity in Earnings (Losses) of Affiliated Companies ... 6.5 billion yen

A breakdown for this item's increase/decrease is tabulated below.

[unit : billion yen]

(Company's name)	(Amount)	(Compared to previous year)
Marubeni-Itochu Steel Inc.	2.4	(+ 1.4)
Uni-Mar Enerji Yatirimlari	0.9	(- 0.3)
Thai Cold Rolled Steel	0.7	(+ 0.3)
P.T. Chandra Asri	0.5	(+ 0.9)
P.T. TEL	- 0.3	(+ 0.2)

⑨Shareholders' Equity ... 406.6 billion yen

This item increased by 13.6 billion yen compared to March, 2004. This increase is due to, the net of
(i)Decrease in cash dividend (- 4.9 billion yen),
(ii)Deterioration of currency translation adjustments (-1.5 billion yen),
(iii)Improvement of net unrealized gains(losses) on investment securities (+4.4 billion yen), and
(iv)Net income (15.7 billion yen).

⑩Net Interest-bearing Debt ... 2,000.6 billion yen

This item increased by 31.3 billion yen compared to March, 2004, mainly due to newly consolidated subsidiaries, e.g. Royal Maritime.

Financial Prospects for FY 2004

The results for the 1st Quarter of FY2004 exceeded the estimate, mainly due to solid market prices of various commodities. Prospect of consolidated financial results for FY2004 is, however, unchanged from that in the announcement on May 10, 2004, because uncertainty in commodity markets, foreign exchange and interest rates, and stock prices may affect our future business.